WATSON WYATT & COMPANY
1999 ANNUAL REPORT

Table of Contents

Letter to Shareholders  2

About Our Company       4

About Our Financial Results   6

Report of Independent Accountants   17

Consolidated Financial Statements   18

Notes to the Consolidated Financial Statements    22

Watson Wyatt & Company Capital Stock and Items of Interest to Shareholders    43

Board of Directors    46

Watson Wyatt Services and Offices   48

DELIVERING VALUE

Watson Wyatt ranks number one in the consulting industry when it comes to delivering value to clients, according to an independent study conducted by THE WALL STREET JOURNAL among its subscribers. Significantly, respondents rate "value of services" as the single most important factor when selecting a management consulting firm--precisely where Watson Wyatt is rated number one.

Source:  1998/99 Wall Street Journal Management Consulting Study

LETTER TO WATSON WYATT & COMPANY SHAREHOLDERS

Dear Fellow Shareholders:

Fiscal year 1999 was a terrific year for Watson Wyatt.

Our financial results -- THE BEST IN OUR FIRM'S HISTORY -- reflect the progress we have made in implementing a client-focused business strategy that capitalizes on our strengths and points the way to superior revenue growth, expanded marketshare and increased shareholder value.

Our success is a tribute to the outstanding performance of our talented associates, who maintained client focus and supported the firm and each other as we transitioned out of benefits outsourcing -- consistent with our new strategy.

Thanks to your dedication and teamwork, our firm has emerged from a challenging few years much stronger, more unified and more competitive and profitable than ever.

SOME OF THE HIGHLIGHTS OF WHAT WE ACCOMPLISHED TOGETHER IN FISCAL YEAR 1999:

- Financially, distributable income grew 21% to $88.1 million, while revenues rose 9% to $556.9 million -- both all-time highs. Our associates shared in our financial success through above-target funding of our bonus pool, a first-time payout from our Stock Incentive Bonus Plan and a 10.4% increase in our share price.

- We made great strides in strengthening our global capabilities. Under the leadership of our Global Matrix Group, we expanded global initiatives in Account Management, and put in place an infrastructure of tools and processes to support our strong global network. Firm-wide efforts to improve delivery of Merger and Acquisition (M&A) and other integrated services have paid off with development of substantial new business with multinational firms.

- We continued to see the tremendous benefits that accrue when we partner to win, as improved integration within our lines of business fueled significant growth. Our Retirement practice continued to gain marketshare and a revitalized Group and Health Care practice made tremendous strides -- and is now growing faster than the market. Capitalizing on the emphasis on technology in the workplace, Human Resources Technologies achieved significant revenue and net operating income growth, and our Human Capital Group team refocused for strong growth.

- Through the Workforce Management conferences and other avenues, we showcased our groundbreaking research on the aging workforce and phased retirement and in other thought leadership areas ranging from the 401(k) Value Index to global remuneration and value in health care. We applied that research to help clients develop solutions to some very complex human capital issues.

- We completed our exit from non-core businesses such as benefits administration outsourcing and defined contribution recordkeeping -- freeing up capital and resources to strengthen our benefits consulting areas. Our core practice focus created the opportunity to acquire KPMG's northeast U.S. benefits consulting business and its Dallas health care practice -- two businesses with high growth potential.

- We made the necessary investments and took the required steps to eliminate risks for our firm and our clients associated with the Year 2000 challenge.

Looking ahead, our biggest challenge will be to build on the momentum we have established to achieve higher rates of sustained, profitable growth.

TO MAKE OUR STRATEGY WORK WE WILL:

- Operate as a truly global firm -- using common tools and processes; striving for global consistency wherever we can; spreading best practice ideas across all our regions, practices and offices; positioning the firm to meet the total global service requirements of multinational firms wherever they operate.

- Invest wisely in our core consulting services -- strengthening our resources in markets that offer significant growth opportunities and investing in the development and deployment of new products and services that add value for clients.

- Strengthen client relationships -- growing by elevating and broadening our dialogue with clients; adding value through higher quality consulting; aggressively seeking opportunities to sell cross-practice projects to large, key clients -- because that's where the biggest opportunities for growth are found.

- Be the thought leaders on key business issues -- valuing innovation and creativity, transforming our ideas and research into problem-solving solutions for our clients.

- Build a growth culture that becomes our foundation for true growth -- creating a work environment where talented people, guided by shared values, an external focus and a continuous-learning mindset team to help both the firm and associates reach their potential.

If we implement our strategy well, the benefits will be tremendous for clients, associates and the firm. Strong revenue growth will enable us to attract and retain even more of the best people, expand career opportunities for our associates, invest in and provide the scope and depth of services our clients want, gain marketshare and build brand equity with the companies we desire as clients, and increase the value of our firm.

This is truly an exciting time for our firm and for our associates. I am convinced we have a unique opportunity -- right now -- to take our firm to a higher level of success. We have many things going for us. Our strategy is clear and working. We have great talent everywhere around the world. We're more coordinated and global than ever. We have the financial strength to invest resources to grow.

Achieving our goal of being one of the most influential -- and successful -- consulting firms in the world is within our reach. Let's take advantage of our enormous opportunities for growth and achieve the great satisfaction that will come from shaping a future where both the firm and our associates reach their potential.

/s/ John J. Haley

John J. Haley
President and Chief Executive Officer

ABOUT OUR COMPANY

Watson Wyatt & Company provides employee benefits, human capital and human resources technology consulting to major employers throughout the world. Together with our alliance partner, Watson Wyatt Partners, the leading United Kingdom-based employee benefits partnership, we operate seamlessly as Watson Wyatt Worldwide -- with more than 5,000 associates in 32 countries.

A global consulting firm, Watson Wyatt brings together two disciplines -- people and financial management -- to help clients improve business performance.

Through our BENEFITS CONSULTING GROUP, we structure cost-effective compensation and benefits programs that help companies attract, retain and motivate a talented workforce. Our HUMAN CAPITAL GROUP helps clients achieve competitive advantage by aligning their workforce with their business strategy. And our HUMAN RESOURCES TECHNOLOGIES consultants help clients use technology to reduce costs and improve employee service.

Our collaborative consulting approach starts with ClientFirst-TM- -- where we work with clients to define needs and expectations and then measure our performance according to these agreed standards. Building on our research-based innovation and a deep knowledge of our clients' businesses, we partner with them to provide tailored solutions.

We are backed by the best and most current research on people and financial management issues.

OUR SERVICES INCLUDE:

-       Actuarial Services
-       Strategic Plan Design
-       Merger & Acquisition Due Diligence and Integration
-       Organization & HR Communications
-       Executive Compensation
-       Strategic Rewards
-       Workforce Advantage Strategy
-       Group & Health Care Consulting
-       Employee Services Delivery Strategy
       (including co-sourcing, shared services and self-service solutions)
-       Expatriate Services
-       Investment Consulting
-       Organization Measurement & Development
-       Leadership Development
-       Research & Information Services
-       HR Best Practices

FORWARD-THINKING SOLUTIONS

Watson Wyatt's market-driven research includes senior-level viewpoints and local intelligence from around the world, ensuring our advice is based on reality, not conventional wisdom.

Our ongoing investment in research provides not just data, but knowledge that generates creative ideas and forward-thinking solutions. And it's those innovative solutions that help create a positive relationship with our clients, year after year, around the globe.

ABOUT OUR FINANCIAL RESULTS

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Company as of and for each of the years in the five year period ended June 30, 1999. The selected consolidated financial data as of June 30, 1999 and 1998 and for each of the years in the three year period ended June 30, 1999 are derived from the audited consolidated financial statements of Watson Wyatt included in this Annual Report. The selected consolidated financial data as of June 30, 1997, 1996, 1995 and for each of the years ended June 30, 1996 and 1995 have been derived from audited consolidated financial statements of Watson Wyatt not included in this Annual Report and have been restated to reflect the Company's discontinued operations.

The selected consolidated financial data should be read in conjunction with Watson Wyatt's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report. Amounts are in thousands, except per share data.


                                                                          Year Ended June 30,
                                                  --------------------------------------------------------------------

Statements of Operations Data:                        1999          1998         1997          1996         1995
                                                      ----          ----         ----          ----         ----
Continuing operations
   Fees                                             $556,860     $512,660       $486,502    $475,298      $465,788
   Income (loss) before income taxes and
      minority interest (See Note 12 of Notes
      to the Consolidated Financial Statements)       23,800      (42,966)       21,618       34,036        12,204
   Income (loss) from continuing operations           12,135      (56,212)       12,381       19,835         4,908
      (See Note 12 of Notes to the Consolidated
      Financial Statements)
   Earnings (loss) per share, continuing
      operations                                    $   0.80     $  (3.27)      $  0.71     $   1.07      $   0.25
Discontinued operations - income (loss)
      (See Note 16 of Notes to the
      Consolidated Financial Statements)               8,678      (69,906)      (11,483)     (10,480)       (4,059)
Net income (loss) (See Note 12 of Notes
      to the Consolidated Financial Statements)       20,813     (126,118)          898        9,355           849
Earnings (loss) per share, net income (loss)        $   1.37     $  (7.34)      $  0.05     $   0.51      $   0.05
Weighted average shares outstanding                   15,215       17,170        17,438       18,516        19,248



                                                                         Year Ended June 30
                                                  --------------------------------------------------------------------

Balance Sheet Data:                                   1999          1998         1997          1996         1995
                                                      ----          ----         ----          ----         ----

Working capital(1)                                  $ 11,692     $ 23,748      $ 21,307     $ 18,788      $ 49,826
Total assets                                         313,960      268,310       331,778      320,819       286,622
Redeemable Common Stock                              107,631       96,296        96,091       90,214        86,275
Formula Book Value per share                        $   6.68     $   6.05      $   5.30     $   4.94      $   4.51
Shares outstanding                                    16,112       15,917        18,130       18,262        19,130


-----------------------
(1) See Management's Discussion of Liquidity and Capital Resources.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED JUNE 30, 1999 COMPARED TO YEAR ENDED JUNE 30, 1998.

The Company generated net income in fiscal year 1999 of $20.8 million compared to a net loss in fiscal year 1998 of $126.1 million. The fiscal year 1998 results included a non-recurring compensation charge and the after-tax effect of the discontinuation of the Benefits Administration Outsourcing Business (see discussion of 1998 financial results found in "Year Ended June 30, 1998 Compared to Year Ended June 30, 1997" on pages 8 - 11). Income (loss) before income taxes and minority interest in 1999 was $23.8 million compared to $26.9 million in 1998 without the effect of the non-recurring compensation charge. These results reflect growth of share value of 10.4% and a larger bonus pool allocated at the discretion of the Company's Board of Directors.

Fee revenue from continuing operations reached $556.9 million in fiscal year 1999, an increase of $44.2 million from $512.7 million in fiscal year 1998. This represents a 9% growth in revenue. This increase occurred primarily in the Company's U.S. East, U.S. Central and Asia/Pacific consulting regions. In North America, the Retirement and HR Technologies practices experienced strong revenue growth; the Human Capital practice revenues declined modestly amid a reorganization of the practice. Revenues for fiscal year 1999 also reflect the sale late in fiscal year 1998 of the Company's North American risk and insurance consulting practice and its exit from the defined contribution recordkeeping business.

For the fiscal year 1999, salaries and employee benefit expenses were $321.5 million, an increase of $52.9 million, or 20%, from fiscal year 1998. This increase is due primarily to increased bonuses, a 6% increase in headcount, and increases in annual compensation and benefits.

Occupancy and communications expense increased $0.9 million or 1% in fiscal year 1999. This low percentage increase reflects the Company's adoption of an office space standard as well as its ability to negotiate advantageous leases of office space.

Professional and subcontracted services were $47.9 million for fiscal year 1999, a decrease of $2.0 million, or 4%, from fiscal year 1998 due to reduced corporate expenses.

Other costs of providing services increased $3.0 million in 1999, which is mainly attributable to increased travel.

General and administrative expenses for fiscal year 1999 were $56.6 million, an increase of $4.8 million, or 9%, from fiscal year 1998 due to the increased cost of providing technology support to core consulting areas.

Depreciation and amortization decreased $9.7 million in fiscal year 1999 to $15.2 million. This decrease is due to higher amortization of software in 1998 of $11.6 million, primarily due to a reevaluation and subsequent reduction of the useful lives of the related products. Without this item, depreciation and amortization expense increased $1.9 million in 1999 due to the increased purchases of capital assets.

Income from affiliates was $2.5 million in 1999 compared to $0.3 million in 1998. The increase reflects heightened synergies and focus within the European operations as well as improved business operations in the United Kingdom.

Income before income taxes, minority interest and discontinued operations was $23.8 million in fiscal year 1999, which, considering taxes of $11.4 million, reflects an effective tax rate of 48% compared to 49% in 1998 without the effect of the non-recurring compensation charge.

In fiscal year 1999, the Company further resolved its future obligations related to the discontinuation of its Benefits Administration Outsourcing Business and reduced the expected loss on disposal by $8.7 million net of taxes. The Company believes it has adequate provisions for any remaining costs related to the discontinuation.

YEAR ENDED JUNE 30, 1998 COMPARED TO YEAR ENDED JUNE 30, 1997. (1997 has been reclassified to reflect discontinued operations. See Note 16 of Notes to the Consolidated Financial Statements.)

The Company had strong operating results in 1998 from continuing operations. Two major events also affected financial results in fiscal year 1998. The first event, the discontinuation of the Company's Benefits Administration Outsourcing Business, resulted in a $69.9 million loss due to the withdrawal from this line of business and is reported as a discontinued operation. The loss on discontinuation, net of taxes of $69.9 million, included the write-off of its investment in Wellspring Resources, net capitalized software development costs for the Retained Clients (as defined in Note 16 of Notes to the Consolidated Financial Statements) and a provision for the completion of any obligations to clients, vendors or its former joint venture partner.

The second event, a $69.9 million non-recurring compensation charge, was due to a required method of accounting for the change in the Company's bylaws to modify the Formula Book Value of the Company's stock to exclude the discontinued operations from the Formula Book Value calculation. This charge was reported as a component of continuing operations. The charge was measured by the difference between what the value per share was at June 30, 1998 and what it would have been at that date without the modification. The charge did not reduce company resources but did reduce operating income from continuing operations.

Management believes the Company's results from continuing operations are more comparable to prior years and are a better indication of current year results if they are analyzed without giving effect to such charge. In such case, the "Costs of providing services" in 1998 would have been $407.4 million instead of $477.3 million and continuing operations would have shown a profit of $13.7 million instead of a loss of $56.2 million. The net loss for the Company would have been $56.2 million including the loss from discontinued operations, rather than $126.1 million.

The following table presents the Company's 1998 results of operations without the non-recurring compensation charge and the same captions as reported in the Company's audited financial statements.


                                                                  Non-Recurring ProForma
1998 RESULTS OF OPERATIONS                                     Without Compensation Charge          As Reported
--------------------------------------------------------------------------------------------------------------------
Fees                                                                $    512,660                   $    512,660
Costs of providing services                                              407,358                        477,264
General & administrative costs, depreciation and amortization             76,753                         76,753
                                                                    ------------                   ------------
                                                                         484,111                        554,017
                                                                    ------------                   ------------
Income (loss) from operations                                             28,549                        (41,357)
Interest income/expense and income from affiliates                        (1,609)                        (1,609)
                                                                    ------------                   ------------
Income (loss) before income taxes and minority interest                   26,940                        (42,966)
Income taxes and minority interest                                       (13,246)                       (13,246)
                                                                    ------------                   ------------
Income (loss) from continuing operations                                  13,694                        (56,212)
                                                                    ------------                   ------------
Discontinued operations - net loss                                       (69,906)                       (69,906)
                                                                    ------------                   ------------
Net loss                                                           $     (56,212)                  $   (126,118)
                                                                   =============                   ============
Earnings per share:
Earnings (loss) per share, continuing operations                   $        0.80                   $      (3.27)
                                                                   ============                    ============
Loss per share, discontinued operations                            $       (4.07)                  $      (4.07)
                                                                   ============                    ============
Loss per share, net loss                                           $       (3.27)                  $      (7.34)
                                                                   ============                    ============


Although the Company generated a net loss in fiscal year 1998 of $126.1 million compared to net income in fiscal year 1997 of $0.9 million, these results include the non-recurring compensation charge explained above and the after tax effect of the discontinuation of the Benefits Administration Outsourcing Business for both fiscal years. Without the non-recurring compensation charge, results of continuing operations in 1998 before income taxes and minority interest would have been $26.9 million compared to $21.6 million in 1997, or a 24% increase. The Company's revenue growth of $26.2 million, or 5%, outpaced inflation and leveraged the expense base to improve return on revenue before taxes to 5% in 1998 from 4% in 1997.

Fee revenue from continuing operations reached $512.7 million in fiscal year 1998, an increase of $26.2 million, or 5%, from $486.5 million in fiscal year 1997. This increase occurred primarily in the Company's U.S. East, U.S. Central and U.S. West regions, offsetting a decline in the Asia/Pacific region, and is due to the realization of billing rate increases. In North America, the Retirement, Human Capital, and HR Technologies practices experienced strong revenue growth.

For the fiscal year 1998, salaries and employee benefit expenses were $268.6 million excluding the non-recurring compensation charges, an increase of $16.3 million or 6% from fiscal year 1997 due primarily to a 2% increase in headcount and annual salary increases.

Occupancy and communications expense decreased $10.1 million in 1998. The Company relocated its corporate office to lower cost suburban facilities in 1997, recognizing sublease losses of $12.1 million. Excluding these lease losses, occupancy and communications increased $2.0 million or 3%, with the largest growth occurring in telecommunications expense.

Professional and subcontracted services were $49.9 million for fiscal year 1998, an increase of $1.1 million, or 2%, from fiscal year 1997.

Other costs of providing services increased $2.9 million in 1998 due to travel and local office promotion expenses.

General and administrative expenses for fiscal year 1998 were $51.8 million, an increase of $6.1 million or 13% from fiscal year 1997 due to increased spending on business strategy initiatives and higher corporate advertising and promotional expense.

Depreciation and amortization increased $2.9 million in fiscal year 1998 to $25.0 million. This increase is primarily due to management's decision to accelerate the amortization of software in 1998 by $6.8 million based upon a reevaluation and subsequent reduction of the useful lives of the related products. Without this item, depreciation and amortization expense declined 18% due to the decreased base of capital assets.

Loss before income taxes, minority interest and discontinued operations was $43.0 million in fiscal year 1998. This loss reflects the $69.9 million non-recurring charge that is not a taxable transaction. Pre-tax income without this amount was $26.9 million with taxes of $13.1 million, or an effective tax rate of 49% compared to 42% in 1997. The increase in the effective tax rate is due to changes in income in various tax jurisdictions with differing tax rates, particularly foreign jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

The Company relies primarily on funds from operations and short-term borrowings as its sources of liquidity. The Company believes that it has access to ample financial resources to finance its growth, meet its commitments to affiliates as well as support ongoing operations. The Company's cash and cash equivalents at June 30, 1999 totaled $36.0 million, compared to $13.4 million at June 30, 1998. The Company had no borrowings at June 30, 1999, compared to $9.0 million of borrowings at June 30, 1998. The decrease in borrowings and increased cash balances were the result of the Company's stock sale in fiscal year 1999, and from reduced operating and closedown costs associated with the discontinuation of the Benefits Administration Outsourcing Business.

The Company has a $120.0 million credit line that is currently scheduled to mature in June 2003. Ninety-five million dollars of the credit line is available to the Company as revolving credit for operating needs, subject to certain borrowing limitations. The remaining $25.0 million is available to secure loans to associates for the purchase of Redeemable Common Stock made available under the Company's Stock Purchase Program.

CASH FROM OPERATIONS. Net cash provided by operating activities increased in 1999 compared to 1998 by $33.3 million. The increase was primarily due to the $43.2 million increase in accounts payable and accrued liabilities from fiscal year 1999 operating expenses that will be paid in fiscal year 2000. This increase was augmented by the $13.0 million decrease in the cash needed in the closedown of discontinued operations. The change in receivables from clients increased $14.4 million, thereby decreasing cash that would have been provided by operations. Deferred income taxes increased $7.3 million in conjunction with the increase in accounts payable and accrued liabilities.

CASH FROM INVESTING ACTIVITIES. Uses of cash for investing activities decreased $8.7 million from 1998, principally due to reduced cash needs of the discontinued operations.

CASH FROM FINANCING ACTIVITIES. The Company used more cash in fiscal year 1999 as it paid down its outstanding debt. The Company's net stock activity had virtually no impact on cash used by financing activities in 1999.

The Company's foreign operations do not materially impact its liquidity or capital resources. At June 30, 1999, $14.4 million of the total cash balance of $36.0 million was held outside of North America, which the Company has the ability to readily access, if necessary. There are no significant repatriation restrictions other than local or U.S. taxes associated with repatriation. The foreign operations in total are substantially self-sufficient.

Due to the nature of the Company's operations (billing and collecting for services within each country in that country's local currency), the Company has historically had moderate foreign currency transaction risk. The Company has not implemented a formal hedging policy or program. Any foreign currency risk would be primarily associated with the Company's investments in its non-U.S. subsidiaries. This risk is mitigated by the Company's intention to leave the investments in place rather than repatriating them.

The Company's ratio of current assets to current liabilities declined to 1.1 in fiscal year 1999 from 1.2 in fiscal year 1998. The Company's working capital decreased $12.1 million from 1999 to 1998, mainly due to the increase in 1999 fiscal year-end accruals related to discretionary payments.

Anticipated commitments of funds for fiscal year 2000 are estimated at $30.1 million, which includes expected purchases of fixed assets and payments related to the purchase of certain consulting operations. The Company expects operating cash flows and seasonal use of its credit line to provide for the Company's cash needs.

YEAR 2000 ISSUE

The Company has continued to address the Year 2000 problem as it affects the Company's business. While the Company has successfully passed several important Year 2000 milestones, management believes that effort will be required through the end of 1999 and beyond to enable the Company to meet its Year 2000 goals. Based on the work completed during the past year, management continues to be confident that the Year 2000 problem is not likely to have a material effect on the Company's business, results of operations, or financial condition. Nevertheless, since the effects of the Year 2000 problem are likely to be unpredictable, management does not expect that the Company's Year 2000 compliance program will eliminate all risk to the Company associated with the Year 2000 problem.

Based on its ongoing review, management continues to believe that the most significant risk facing the Company in connection with Year 2000 issues relates to software provided by the Company for use by, or on behalf of, its clients. This software has been provided principally by the HR Technologies practice (including benefit administration software and call center services) and the Retirement practice (principally spreadsheet-based benefit calculators). The risks presented include the possibility of errors or contractual liability caused by non-compliant software that is not identified or corrected and costs of replacing or repairing client systems. Other risks identified by the Company include: risk of a general economic downturn as a result of the Year 2000 problem; risk arising from the failure of infrastructure, including power, water, telecommunications, and building services; and risks from operations outside North America. The Company's Year 2000 compliance program will not address or prevent adverse effects to the Company because of economic disruption or failure of public infrastructure.

The Company's Year 2000 compliance plan relies on geographic and practice leaders to assess and oversee repair or replacement of software and hardware used in their domain. Except in the case of software provided to or maintained for clients by the HR Technologies practice, substantially all assessment and remediation work has been completed, but formal verification and documentation of this effort is still in process. The Company expects to complete verification and documentation by September 30, 1999.

The Company has completed assessment, repair, and testing of all its internal information technology systems, including WyVal, the Company's actuarial valuation software. The Company has completed an inventory of its vendors and is monitoring Year 2000 compliance efforts by its major vendors. Because of the nature of the Company's business and the widely distributed locations of the Company's operations, management believes that the Company does not face significant risks from Year 2000 failures in systems relied upon by its vendors. The Company has not reviewed the Year 2000 compliance status of its clients, some of which may be affected by Year 2000 problems. Management believes that the effect of client problems on the Company's own operations is not likely to be material because of the broad, diversified nature of the Company's client base. The Company will continue to develop and revise contingency procedures to address the Year 2000 situation. In many cases, the Company will rely on existing contingency plans relating to failures in information technology systems. A principal focus of the Company's contingency planning is maintaining communications among employees and with clients in the event of short-term telecommunications failures or short-term disruptions limiting access to the Company's offices.

While the Company has made progress toward meeting its compliance goals for software provided to or used on behalf of clients, the Company continues to be behind in its schedule for compliance activity for such systems. The Company's deadline for bringing systems into compliance was June 30, 1999. The following summarizes the status of the Company's Year 2000 compliance efforts related to client software:

- As of August 31, 1999, remediation and testing were complete on substantially all of the systems inventoried by the Retirement practice in North America. This assessment, however, does not include certain internal systems with limited application (such as calculators used to estimate benefits for a single client plan). The Company will remediate and test such systems as a part of its normal quality review process when such systems are next used.

- As of August 31, 1999, the HR Technologies practice has completed assessment on more than 70% of the systems inventoried in North America. Testing and remediation have been completed on approximately 45% of such systems. Testing and remediation of the remaining systems are scheduled to be completed before the end of 1999. A substantial number of the remaining systems are used to support open enrollment in benefit plans; these systems are normally modified late in the calendar year and any required Year 2000 remediation will be performed as a part of such modifications.

- The Company has established a program of contacting clients to discuss Year 2000 issues. As of August 31, 1999, the Company had completed approximately 90% of the projected effort for this program. The Company expects to complete its client contact program by October 31, 1999.

The Company's Year 2000 compliance program includes its operations outside North America. Because of the size of these operations, management does not expect that Year 2000 problems outside North America will have a material effect on the Company.

The Company's cost to address Year 2000 compliance issues exceeded $4.0 million for fiscal year 1999. The Company's principal expenditures were for repair and testing of internal and client software, costs associated with the Company's Year 2000 compliance program and costs of outside consultants. The Company expects that its costs for Year 2000 compliance will be lower in fiscal year 2000. Funds for costs associated with the Company's Year 2000 compliance efforts will come from operating cash flows for all areas of the Company's operations and will be expensed as incurred.

The information concerning the Company's Year 2000 compliance effort includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual events or costs to be materially different than indicated by such forward-looking statements. These factors include, among others, unanticipated costs of remediation and replacement, the Company's inability to meet its targeted dates as scheduled and extensive failures of governmental and municipal infrastructures. Any estimates and projections described have been developed by the management of the Company and are based on the Company's best judgments together with the information that is available to date. Due to the many uncertainties surrounding the Year 2000 problem, the shareholders of the Company are cautioned not to place undue reliance on such forward-looking statements.

                        REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WATSON WYATT & COMPANY:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in permanent shareholders' equity present fairly, in all material respects, the financial position of Watson Wyatt & Company and its subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Washington, D.C.
September 8, 1999

                        CONSOLIDATED FINANCIAL STATEMENTS
                             WATSON WYATT & COMPANY
                      Consolidated Statements of Operations
              (Thousands of U.S. Dollars, Except Per Share Amounts)



                                                                                     Year Ended June 30,
                                                                               1999         1998         1997
                                                                            ---------    ---------    ---------

Fees                                                                        $ 556,860    $ 512,660    $ 486,502

Costs of providing services:
     Salaries and employee benefits                                           321,525      268,611      252,302
     Non-recurring compensation charge (see Note 12)                               --       69,906           --
     Occupancy and communications                                              62,915       62,061       72,155
     Professional and subcontracted services                                   47,863       49,907       48,827
     Other                                                                     29,753       26,779       23,871
                                                                            ---------    ---------    ---------
                                                                              462,056      477,264      397,155

General and administrative expenses                                            56,578       51,759       45,696
Depreciation and amortization                                                  15,248       24,994       22,094
                                                                            ---------    ---------    ---------
                                                                              533,882      554,017      464,945

Income (loss) from operations (see Note 12)                                    22,978      (41,357)      21,557

Other:
     Interest income                                                              944          901        1,462
     Interest expense                                                          (2,646)      (2,768)      (1,506)

Income from affiliates                                                          2,524          258          105
                                                                            ---------    ---------    ---------
Income (loss) before income taxes and minority interest (see Note 12)          23,800      (42,966)      21,618
Provision for (benefit from) income taxes:
     Current                                                                   18,744       15,116       12,627
     Deferred                                                                  (7,296)      (1,982)      (3,557)
                                                                            ---------    ---------    ---------
                                                                               11,448       13,134        9,070
                                                                            ---------    ---------    ---------
Income (loss) before minority interest (see Note 12)                           12,352      (56,100)      12,548
Minority interest in net loss of consolidated subsidiaries                       (217)        (112)        (167)
                                                                            ---------    ---------    ---------
Income (loss) from continuing operations (see Note 12)                         12,135      (56,212)      12,381
Discontinued operations:

Loss from operations of discontinued Outsourcing Business (less
     applicable income tax benefit of $0, $5,053 and $8,181 respectively)          --       (6,821)     (11,483)

Adjustment (loss) on disposal of discontinued Outsourcing Business (1999 adjustment is net of applicable income tax expense of $6,322;
     1998 loss is net of applicable income tax benefit of $46,715)              8,678      (63,085)          --
                                                                            ---------    ---------    ---------
Net income (loss) (see Note 12)                                             $  20,813    $(126,118)   $     898
                                                                            =========    =========    =========
Earnings (loss) per share, continuing operations                            $    0.80    $   (3.27)   $    0.71
                                                                            =========    =========    =========
Earnings (loss)  per share, discontinued operations                         $    0.57    $   (4.07)   $   (0.66)
                                                                            =========    =========    =========
Earnings (loss) per share, net income (loss)                                $    1.37    $   (7.34)   $    0.05
                                                                            =========    =========    =========


                             See accompanying notes

                             WATSON WYATT & COMPANY
                           CONSOLIDATED BALANCE SHEETS
                           (Thousands of U.S. Dollars)


                                                       June 30,      June 30,
                                                        1999          1998
                                                     ----------    -----------
ASSETS

Cash and cash equivalents                             $  35,985    $  13,405
Receivables from clients:
     Billed, net of allowances of $3,701 and $2,142      72,798       69,671
     Unbilled                                            63,068       59,725
                                                      ---------    ---------
                                                        135,866      129,396
Income taxes receivable                                      --        2,216
Other current assets                                     10,834        6,945
                                                      ---------    ---------
     Total current assets                               182,685      151,962

Investment in affiliates                                 15,306       17,666
Fixed assets                                             42,797       37,368
Deferred income taxes                                    56,206       48,911
Intangible assets                                         7,455        2,412
Other assets                                              9,511        9,991
                                                      ---------    ---------
                                                      $ 313,960    $ 268,310
                                                      =========    =========

LIABILITIES, REDEEMABLE COMMON STOCK, AND PERMANENT SHAREHOLDERS' EQUITY

Accounts payable and accrued liabilities              $ 152,371    $ 116,548
Note payable and book overdrafts                            248       11,666
Income taxes payable                                     18,374           --
                                                      ---------    ---------
     Total current liabilities                          170,993      128,214

Accrued retirement benefits                              77,140       82,528
Deferred rent and accrued lease losses                    9,270       12,676
Other noncurrent liabilities                             22,608       32,784

Minority interest in subsidiaries                           669          322

Redeemable Common Stock - $1 par value:
     25,000,000 shares authorized;
     16,112,416 and 15,916,757 issued
     and outstanding; at redemption value               107,631       96,296

Permanent shareholders' equity:
Adjustment for redemption value less than
     amounts paid in by shareholders                     11,420       25,240
Retained deficit                                        (83,209)    (106,834)
Cumulative translation loss                              (2,562)      (2,916)
Commitments and contingencies
                                                      ---------    ---------
                                                      $ 313,960    $ 268,310
                                                      =========    =========


                             See accompanying notes

                             WATSON WYATT & COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Thousands of U.S. Dollars)


                                                                                   Year Ended June 30,
                                                                              1999         1998         1997
                                                                           ----------   ----------   ----------
Cash flows from (used for) operating activities:
     Net income (loss)                                                     $  20,813    $(126,118)   $     898
     Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
         Non-cash non-recurring compensation charge                               --       69,906           --
         Net (adjustment) loss from Discontinued Operations                   (8,678)      69,906       11,483
         Provision for doubtful receivables from clients                       9,503        5,613        6,853
         Depreciation                                                         13,680       12,849       13,816
         Amortization of deferred software and development costs
             and other intangible assets                                       1,568       12,143        8,277
         Provision for deferred income taxes                                  (7,295)      (1,982)      (3,557)
         Income from affiliates                                               (2,524)        (258)        (105)
         Minority interest in net income of consolidated subsidiaries            217          112          167
         (Increase) decrease in assets (net of discontinued operations):
             Receivables from clients                                        (25,488)     (11,115)      (2,794)
             Income taxes receivable                                           2,216        4,558        3,327
             Other current assets                                             (3,889)         342         (351)
             Other assets                                                        480           76       (1,930)
          Increase (decrease) in liabilities (net of discontinued
             operations):
             Accounts payable and accrued liabilities                         54,567       11,318        1,300
             Income taxes payable                                             12,052       (3,563)      (7,799)
             Accrued retirement benefits                                      (5,388)      (4,169)       5,556
             Deferred rent and accrued lease losses                           (3,406)      (2,262)       5,034
             Other noncurrent liabilities                                      1,132          840          687
         Other, net                                                              514        1,603          656
         Discontinued operations, net                                         (5,537)     (18,554)       7,530
                                                                           ---------    ---------    ---------
         Net cash provided by operating activities                            54,537       21,245       49,048
                                                                           ---------    ---------    ---------
Cash flows (used in) from investing activities:
     Purchases of fixed assets                                               (19,684)     (16,034)     (15,548)
     Proceeds from sales of fixed assets and investments                         237          623          446
     Acquisitions                                                             (6,207)          --       (1,169)
     Investment in software and development costs                                 --       (3,000)      (4,554)
     Investment in affiliates                                                  4,220        3,076       (1,385)
     Discontinued operations                                                      --      (14,750)     (20,062)
                                                                           ---------    ---------    ---------
         Net cash used in investing activities                               (21,434)     (30,085)     (42,272)
                                                                           ---------    ---------    ---------
Cash flows (used by) from financing activities:
     Borrowings and bank overdrafts                                          (11,418)      11,258           --
     Issuances of Redeemable Common Stock                                     15,451        1,005       15,414
     Repurchases of Redeemable Common Stock                                  (15,124)     (13,141)     (16,604)
                                                                           ---------    ---------    ---------
         Net cash used by financing activities                               (11,091)        (878)      (1,190)
                                                                           ---------    ---------    ---------
Effect of exchange rates on cash                                                 568       (3,134)      (1,023)
                                                                           ---------    ---------    ---------
Increase (decrease) in cash and cash equivalents                              22,580      (12,852)       4,563
Cash and cash equivalents at beginning of period                              13,405       26,257       21,694
                                                                           ---------    ---------    ---------
Cash and cash equivalents at end of period                                 $  35,985    $  13,405    $  26,257
                                                                           =========    =========    =========



                             See accompanying notes

                             WATSON WYATT & COMPANY
      CONSOLIDATED STATEMENTS OF CHANGES IN PERMANENT SHAREHOLDERS' EQUITY
                           (Thousands of U.S. Dollars)


                                                                            Adjustment for
                                                                           Redemption Value
                                                                            (Greater) Less
                                                   Retained    Cumulative    Than Amounts
                                                   Earnings    Translation    Paid in by
                                                   (Deficit)   Gain (Loss)   Shareholders
                                                   ---------   ----------    ------------
Balance at June 30, 1996                           $  30,677    $   1,040    $ (37,549)

Comprehensive income:
     Net income                                          898           --           --
     Foreign currency translation adjustment              --         (204)          --
                                                   ---------    ---------    ---------
Total comprehensive income                               898         (204)          --
Effect of repurchases of 3,258,203 shares of
     common stock (various prices per share)          (6,942)          --        6,942
Adjustment of redemption value for change
     in formula book value per share                      --           --       (7,067)
                                                   ---------    ---------    ---------

Balance at June 30, 1997                           $  24,633    $     836    $ (37,674)

Comprehensive loss:
     Net loss                                       (126,118)          --           --
     Foreign currency translation adjustment              --       (3,752)          --
                                                   ---------    ---------    ---------
Total comprehensive loss                            (126,118)      (3,752)          --
Effect of repurchases of 2,410,425 shares of
     common stock (various prices per share)          (5,349)          --        5,349
Adjustment of redemption value for change
     in formula book value per share                      --           --      (12,341)
Adjustment of redemption value for non-recurring
     compensation charge (see Note 12)                    --           --       69,906
                                                   ---------    ---------    ---------

Balance at June 30, 1998                           $(106,834)   $  (2,916)   $  25,240

Comprehensive income:
     Net income                                       20,813           --           --
     Foreign currency translation adjustment              --          354           --
                                                   ---------    ---------    ---------
Total comprehensive income                            20,813          354           --
Effect of repurchases of 2,361,542 shares of
     common stock (various prices per share)           2,812           --       (2,812)
Adjustment of redemption value for change
     in formula book value per share                      --           --      (11,008)
                                                   ---------    ---------    ---------

Balance at June 30, 1999                           $ (83,209)   $  (2,562)   $  11,420
                                                   =========    =========    =========



                             See accompanying notes

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Tabular Amounts in Thousands of Dollars Except Share and Percentage Data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF THE BUSINESS. Watson Wyatt & Company ("Watson Wyatt" or the "Company"), together with its subsidiaries, is an international company engaged in the business of providing professional consultative services on a fee basis, primarily in the human resource areas of employee benefits and compensation, but also in other areas of specialization such as human capital consulting and human resource related technology consulting. Substantially all of the Company's stock is held by or for the benefit of employees. On July 1, 1996, The Wyatt Company changed its name to Watson Wyatt & Company.

In 1998, the Company discontinued its Benefits Administration Outsourcing Business as further described in Note 16. The Consolidated Statements of Operations in 1999 and 1998 reflect the charges recorded for that discontinuation as well as for the operating results of the discontinued operations in 1998 and 1997.

USE OF ESTIMATES. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for revenue, allowances for uncollectible receivables, investments in affiliates, depreciation and amortization, profits on long-term contracts, asset write-downs, employee benefit plans, taxes, discontinued operations and Year 2000 costs.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements of the Company include the accounts of the Company and its majority-owned and controlled subsidiaries after elimination of inter-company accounts and transactions. Investments in affiliated companies over which the Company has the ability to exercise significant influence are accounted for using the equity method.

RECLASSIFICATIONS. Certain amounts previously presented have been reclassified to conform to the current presentation.

CASH AND CASH EQUIVALENTS. The Company considers short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents. Such investments were $21,700,000 at June 30, 1999.

RECEIVABLES FROM CLIENTS. Billed receivables from clients are presented at their billed amount less an allowance for doubtful accounts. Unbilled receivables are stated at their estimated net realizable value.

REVENUE RECOGNITION. For consulting services, fees from clients are recorded as services are performed and are presented net of write-offs and uncollectible amounts. Revenues from long-term contracts are recognized on the percentage of completion basis. Anticipated contract losses are recognized as they become known. Fees for administrative and recordkeeping operations are recognized as earned by the Company.

INTANGIBLE ASSETS. Intangible assets consist primarily of goodwill related to the excess cost over net assets of purchased companies. Goodwill is generally amortized on a straight-line basis over seven to fifteen years. The Company regularly assesses the recoverability of unamortized goodwill and other long-lived assets by comparing the probable undiscounted future cash flows with the net book value of the underlying assets. Losses so identified are then measured as the difference between the net book value of the asset and the discounted present value of the cash flows and are recorded as identified.

EMPLOYEE RECEIVABLES. The Company had outstanding employee receivables included in other current and noncurrent assets of $2,440,000 and $3,165,000 at June 30, 1999 and June 30, 1998, respectively, related primarily to employee relocations.

FOREIGN CURRENCY TRANSLATION. Gains and losses on foreign currency transactions are recognized currently in the consolidated statements of operations. Assets and liabilities of the Company's subsidiaries outside the United States are translated into the reporting currency, the U.S. dollar, based on exchange rates at the balance sheet date. Revenue and expenses of the Company's subsidiaries outside the United States are translated into U.S. dollars at the average exchange rates during the year. Gains and losses on translation of the Company's equity interests in its subsidiaries outside the United States are not included in the consolidated statements of operations but are reported separately and accumulated as the cumulative translation gain or loss within permanent shareholders' equity in the consolidated balance sheets. Foreign currency translation gains or losses on inter-company receivables and payables are generally not recognized because such amounts are usually considered to be permanent and are not expected to be liquidated.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amount of the Company's cash and cash equivalents, short-term investments, receivables from clients and notes and accounts payable and accrued liabilities approximates fair value because of the short maturity and ready liquidity of those instruments. At June 30, 1999, the outstanding balance under its revolving credit agreement was zero, while at June 30, 1998 the Company had $9,000,000 outstanding. The Company knows of no event of default that would require it to satisfy the guarantees described in Notes 9 and 15 other than as reflected in the Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of certain cash and cash equivalents, short-term investments and receivables from clients. The Company invests its excess cash with high-credit quality financial institutions. Concentrations of credit risk with respect to receivables from clients are limited due to the Company's large number of customers and their dispersion across many industries and geographic regions.

EARNINGS PER SHARE. The computation of earnings per share is based upon the weighted average number of shares of Redeemable Common Stock outstanding. The number of shares (in thousands) used in the computation is 15,215 in fiscal year 1999, 17,170 in fiscal year 1998, and 17,438 in fiscal year 1997 (see Note 10).

COMPREHENSIVE INCOME. In fiscal year 1999, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income." Comprehensive income includes net income and changes in the cumulative foreign currency translation gain or loss. For the years ended June 30, 1999, 1998 and 1997, comprehensive income (loss) totaled $21,167,000, $(129,870,000), and $694,000, respectively.

NOTE 2 - CASH FLOW INFORMATION

Net cash provided by operating activities in the consolidated statements of cash flows includes cash payments for:


                                     Year Ended June 30,
                                   1999     1998      1997
                                -----------------------------
Interest expense                 $ 1,889   $ 2,639   $ 1,506
Income taxes paid                $ 5,462   $18,679   $11,947


NOTE 3 - INVESTMENTS IN AFFILIATES

Entities accounted for under the equity method are:


                                                       Ownership       June 30,
                                                        Interest    1999      1998
                                                       ------------------------------
Watson Wyatt Partners                                     10.0%   $ 9,265   $11,040
Watson Wyatt Holdings (Europe) Limited                    25.0%     6,041     6,626
Professional Consultants Insurance Company, Inc.          27.4%        --        --
                                                                  -------   -------

Total Investment in affiliates                                    $15,306   $17,666
                                                                  =======   =======


On April 1, 1995, the Company transferred its United Kingdom ("U.K.") operations to Watson Wyatt Partners, formerly R. Watson & Sons ("Watsons"), an actuarial partnership based in the U.K., and received a beneficial interest in Watsons and a 10% interest in a defined profit pool of Watsons. The Company also transferred its Continental European operations to a newly-formed holding company, Watson Wyatt Holdings (Europe) Limited ("WWHE"), jointly owned and controlled by the Company and Watsons, in exchange for 50.1% of its shares. The Company's historical basis in the assets and liabilities carried over. Effective July 1, 1998, the Company sold one half of its investment in WWHE to Watsons; no gain or loss was recognized on the transaction.

The Company accounts for its interest in Watsons using the equity method of accounting because it is an investment in a general partnership. The Company accounts for its interest in WWHE using the equity method of accounting because it has the ability to exercise significant influence over the operations of the entity.

At June 30, 1999, the Company's investment in WWHE and Watsons exceeded the Company's share of the underlying net assets by $2,257,000 due primarily to the capitalization of external transaction costs incurred by the Company. This basis differential is being amortized over periods of 10 to 15 years.

The Company's pre-tax income from affiliates includes the following:


                                             Year Ended June 30,
                                          1999       1998       1997
                                      ---------------------------------
Equity investment income                $ 2,760    $   724    $ 1,019
Amortization of basis differential         (236)      (466)      (914)
                                        -------    -------    -------

Income from affiliates                  $ 2,524    $   258    $   105
                                        =======    =======    =======



Combined summarized balance sheet information at June 30 for the Company's affiliates follows:


                                                                      1999            1998
                                                                      ----            ----
Current assets                                                 $    117,717    $    118,116
Noncurrent assets                                                    17,286          10,886
                                                               ------------    ------------

       Total assets                                            $    135,003    $    129,002
                                                               ============    ============

Current liabilities                                            $     65,171    $     54,278
Noncurrent liabilities                                               30,810          39,344
Shareholders' equity                                                 39,022          35,380
                                                               ------------    ------------

       Total liabilities & shareholders' equity                $    135,003    $    129,002
                                                               ============    ============



The Company's operating results include its proportionate share of income from equity investments from the dates of investment. Combined summarized operating results for the years ended June 30, reported by the affiliates follow:


                                     1999       1998       1997
                                     ----       ----       ----
Revenue                            $206,463   $173,012   $166,851
Operating expenses                  155,330    135,577    126,338
                                   --------   --------   --------

Income before tax                  $ 51,133   $ 37,435   $ 40,513
                                   ========   ========   ========

Net income                         $ 51,116   $ 38,176   $ 39,996
                                   ========   ========   ========



NOTE 4 - FIXED ASSETS

Furniture, fixtures, equipment, and leasehold improvements are recorded at cost, and presented net of accumulated depreciation or amortization. Furniture, fixtures and equipment are depreciated using straight-line and accelerated methods over lives ranging from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the assets' lives or lease terms.

The components of fixed assets are:


                                                  June 30,
                                             1999          1998
                                         -------------------------
Furniture, fixtures and equipment         $  96,096    $  90,727
Leasehold improvements                       27,069       22,294
                                          ---------    ---------
                                            123,165      113,021
Less: accumulated depreciation
     and amortization                       (80,368)     (75,653)
                                          ---------    ---------

     Net fixed assets                     $  42,797    $  37,368
                                          =========    =========



NOTE 5 - PENSION AND SAVINGS PLANS

In fiscal year 1999, the Company adopted the revised disclosure requirements of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 standardized the disclosure of pensions and other postretirement benefits but did not change the accounting for these benefits. Prior years' information has been reclassified to conform to the 1999 disclosure format.

The noncurrent portions of accrued costs related to the Company's principal retirement plans are:


                                                      June 30,
                                                   1999      1998
                                                --------------------
Defined benefit retirement plans                 $28,149   $35,263
Canadian Separation Allowance Plan                 5,953     6,264
Postretirement benefits other than pensions       43,038    41,001
                                                 -------   -------

     Accrued retirement benefits                 $77,140   $82,528
                                                 =======   =======



DEFINED BENEFIT PLANS

The Company sponsors both qualified and non-qualified non-contributory defined benefit pension plans covering substantially all of its associates. Under the Company's principal plans (U.S., Canada, and Hong Kong), benefits are based on the number of years of service and the associate's compensation during the three highest paid consecutive years of service.

Contributions are limited to amounts that are currently deductible for tax purposes, and the excess of expense over such contributions and direct payments under non-qualified plan provisions is accrued. As of January 1, 1997, changes were made to the U.S. pension program. The pension plan definition of compensation was revised to include overtime and annual bonuses. The pension benefit formula was changed to integrate with Social Security benefits on a step-rate basis. The total years of service included in the benefit calculation were reduced from 28-1/3 years to 25 years.

The following table sets forth the principal plans' funded status as reflected in the consolidated balance sheets:


                                           JUNE 30, 1999                     JUNE 30, 1998
                                   ------------------------------   ------------------------------

                                   ASSETS EXCEED    ACCUMULATED     ASSETS EXCEED    ACCUMULATED
                                    ACCUMULATED      BENEFITS        ACCUMULATED      BENEFITS
                                     BENEFITS      EXCEED ASSETS      BENEFITS      EXCEED ASSETS
                                   (QUALIFIED)    (NON-QUALIFIED)   (QUALIFIED)    (NON-QUALIFIED)
Accumulated benefit obligation       $245,890        $ 42,740        $230,886        $ 38,474
                                     ========        ========        ========        ========

Projected benefit obligation         $290,704        $ 86,703        $275,139        $ 78,519

Fair value of plan assets             411,102              --         381,398              --
                                     --------        --------        --------        --------

Over (under) funded                  $120,398        $(86,703)       $106,259        $(78,519)
                                     ========        ========        ========        ========

Net prepaid (accrued) benefit cost   $ 26,691        $(58,527)       $ 13,778        $(47,974)
                                     ========        ========        ========        ========


The following table sets forth the net periodic pension cost, contributions and benefits paid for the principal plans:


                                                                 Year Ended June 30,
                                                       1999             1998              1997
                                                 ----------------------------------------------------
Net periodic pension cost                             $5,511           $4,411            $6,596
Company contributions                                  7,878            9,311             7,171
Participant contributions                                 54                -                 -
Benefits paid                                         14,593           16,040            12,697


During fiscal year 1999, the Company acquired a portion of KPMG's actuarial consulting services. In connection with this transaction, the Company recognized additional pension expense of $665,000.

Assumptions used in the valuation for the U.S. plan, which comprises the majority of the principal defined benefit pension plans, include:


                                                                           June 30,
                                                             1999            1998            1997
                                                       -------------------------------------------------
Discount rate, projected benefit obligation                   7.0%            6.8%            7.5%
Discount rate, net periodic pension cost                      6.8%            7.5%            7.5%
Expected long-term rate of return on assets                  10.0%           10.0%           10.0%
Rate of increase in compensation levels                       5.3%            5.8%            5.8%



DEFINED CONTRIBUTION PLANS

The Company sponsors a savings plan which provides benefits to substantially all U.S. associates and under which the Company matches employee contributions at 50% of the first 6% of total pay (which includes base salary, overtime and annual performance-based bonuses). Vesting of the Company match occurs after three years for new employees and is 100% for all employees hired before January 1, 1997. The expense in fiscal years 1999, 1998 and 1997 for the match was $4.5 million, $5.1 million and $2.0 million, respectively. Under the plan, the Company also has the ability to make discretionary profit-sharing contributions. The Company made no profit sharing contributions during fiscal years 1999, 1998 or 1997. The Company also sponsors a Canadian Separation Allowance Plan (CSAP) which provides benefits to substantially all Canadian associates. The CSAP is an unfunded book reserve arrangement; as such, the amounts due to associates are recorded as a liability in the consolidated balance sheets of the Company. CSAP expense for fiscal years 1999, 1998 and 1997 amounted to $377,000, $293,000 and $414,000, respectively.

NOTE 6 - BENEFITS OTHER THAN PENSIONS

HEALTH CARE BENEFITS

The Company sponsors a contributory health care plan that provides hospitalization, medical and dental benefits to substantially all U.S. associates. The Company accrues a liability for estimated incurred but unreported claims based on projected use of the plan as well as paid claims of prior periods. The liability totaled $2,495,000 at June 30, 1999 and 1998, and is included in accounts payable and accrued liabilities in the consolidated balance sheets.

POSTRETIREMENT BENEFITS

The Company provides certain health care and life insurance benefits for retired associates. The principal plans cover associates in the U.S. and Canada who have met certain eligibility requirements. The Company's principal plans are unfunded.

Effective January 1, 1997, premiums paid on the retiree medical plan are tied to the retiree's years of service. The Company contribution is capped at 200% of 1997 per capita claims cost. Benefits have been redefined to ensure a retiree benefit comparable to the Watson Wyatt Plan for active employees.

The following table sets forth the principal plans' status as reflected in the consolidated balance sheets:

                                                                    June 30,
                                                            1999                1998
                                                      ---------------------------------------
Accumulated postretirement benefit obligation              $34,981            $32,326
                                                           =======            =======

Accrued benefit cost                                       $44,419            $41,743
                                                           =======            =======


The following table sets forth the net periodic postretirement benefit cost for the principal plans:

                                                                Year Ended June 30,
                                                   1999                 1998                 1997
                                             ----------------------------------------------------------
Net periodic postretirement cost                  $3,507               $3,316              $3,243
Company contributions                              1,092                  660                 883
Participant contributions                            175                  189                 112
Benefits paid                                      1,267                  849                 995


Assumptions used in the valuation for the U.S. plan, which comprises the majority of the principal postretirement plans, include:

                                                                                  June 30,
                                                                    1999            1998              1997
                                                        --------------------------------------------------------------
Health care cost trend, accumulated benefit obligation:
Pre-65 benefits
       (decreasing to 5.0% for 2004 and thereafter)                 7.7%            8.4%               9.1%
       Post-65 benefits
       (decreasing to 5.0% for 2007 and thereafter)                 7.1%            7.7%               8.3%
Discount rate, accumulated benefit
       obligation postretirement benefit                            7.0%            6.8%               7.5%
Discount rate, net periodic cost                                    7.0%            6.8%               7.5%

NOTE 7 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

                                                                                  June 30,
                                                                       1999                    1998
                                                               --------------------------------------------
Accounts payable and accrued liabilities                              $    53,586        $    55,865
Accrued salaries and bonuses                                               68,405             37,567
Current portion of defined benefit retirement plans
    and postretirement benefits other than pensions                         9,948              4,191
Accrued vacation                                                           13,578             13,300
Advance billings                                                            6,854              5,625
                                                                       -----------        -----------
Total accounts payable and accrued liabilities                         $   152,371        $  116,548
                                                                       ===========        ==========


NOTE 8 - LEASES

The Company leases office space and various computer equipment under operating lease agreements with terms generally ranging from one to ten years. The Company has entered into sublease agreements for some of its leased space. The rental expense was $43,631,000, $43,133,000 and $42,079,000 for fiscal years 1999, 1998 and 1997, respectively. Sublease income was $4,208,000, $3,905,000 and $1,702,000 for fiscal years 1999, 1998 and 1997, respectively.

Future cash outlays for operating lease commitments and cash inflows for sublease income are:

                                                Lease                 Sublease
              Year                           Commitments               Income
              ------------                 ----------------------------------------
              2000                         $  43,771          $  3,388
              2001                            38,709             3,315
              2002                            30,614             2,963
              2003                            18,074               115
              2004                            14,043                 -
              thereafter                      25,770                 -
                                           ---------          --------
                                           $ 170,981          $  9,781
                                           =========          ========


As a result of relocations and the subleasing of excess office space, the Company recognized lease termination losses of $341,000, $790,000 and $12,107,000 in fiscal years 1999, 1998 and 1997, respectively.

NOTE 9 - NOTE PAYABLE

The Company has a $120,000,000 credit facility with a group of banks at an interest rate that varies with LIBOR and/or the Prime Rate, plus an annual commitment fee that varies with the Company's financial leverage and is paid on the unused portion of the credit facility. No amounts were outstanding under the revolving portion of the credit facility as of June 30, 1999; $9,000,000 was outstanding at June 30, 1998. The credit facility requires the Company to observe certain covenants (including requirements as to minimum net worth and other financial and restrictive covenants) and is secured by a blanket lien on all assets. At June 30, 1999 the Company was in compliance with all covenants under the credit facility. The revolving portion of the credit facility is scheduled to mature on June 29, 2003.

Of the total credit line, $95,000,000 is available to the Company as revolving credit for operating needs. The remaining $25,000,000 is available to secure loans to associates for the purchase of Redeemable Common Stock made available under the Company's Stock Purchase Program. The Company guarantees these loans to its shareholders, the aggregate outstanding balances of which totaled $20,316,000 and $15,617,000 at June 30, 1999 and 1998, respectively. Shares totaling 4,735,000 and 4,897,000 of the Company's Redeemable Common Stock were pledged by shareholders to secure these loans at June 30, 1999 and 1998, respectively.

NOTE 10 - REDEEMABLE COMMON STOCK

Substantially all of the Company's Redeemable Common Stock is held by or for the benefit of its employees and, pursuant to the Company's bylaws, is subject to certain restrictions. In connection with these restrictions, the Company has the following rights and obligations regarding purchases and sales of its common stock:

a) The Company has the first option to purchase, or to designate associates who are eligible to purchase, any shares offered for sale by a shareholder. Shares not purchased by the Company or its designees may be sold to identified transferees, subject to the restrictions contained in the bylaws.

b) Upon the termination of employment, bankruptcy of a shareholder, or the imposition of a lien or attachment on any stock, the shares held by the shareholder or subject to attachment are considered to be offered for sale. In these circumstances, the Company is obligated to purchase any such shares.

Pursuant to the Company's bylaws, the price for all sales by the Company of Redeemable Common Stock is the Formula Book Value per share (defined in the bylaws as "Formula Book Value") of such stock as of the last day of the preceding year. Amounts paid by the Company to repurchase Redeemable Common Stock reflect the pro rata appreciation in the Formula Book Value per share from the last day of the preceding year to the end of the current year and pro rata dividends paid during the year.

Formula Book Value as used herein means the Net Book Value of the Company's Redeemable Common Stock as of June 30, 1996, increased or decreased by net income or losses, and all other Generally Accepted Accounting Principals ("GAAP") basis increases or decreases to Net Book Value occurring after June 30, 1996, adjusted to (i) spread the economic impact of certain real estate sublease losses over the remaining life of the sublease, (ii) eliminate annual changes in the Currency Translation Adjustment occurring after June 30, 1996, and (iii) eliminate the after tax increases or decreases in Net Book Value recorded in accordance with GAAP as a result of the discontinuation of the Benefits Administration Outsourcing Business. The Formula Book Value was $6.68 at June 30, 1999 and $6.05 at June 30, 1998.

The following schedule computes the Formula Book Value per share at June 30:

                                                                          1999              1998
                                                                        -------           -------
Consolidated net worth [1]                                           $   36,882         $  15,742

Adjustment for the compensation survey items:
       50% of consolidated income received
       from compensation survey business                                  5,915             5,915

Add:  Adjustment for after-tax effect of discontinuation
         of Benefits Administration Outsourcing Business                 61,228            69,906

Add:  Adjustment for after-tax effect of lease losses                     3,606             4,733
                                                                         -------           -------

Formula Book Value of Redeemable Common Stock                        $  107,631         $  96,296
                                                                     ==========         =========

Number of shares of Redeemable Common Stock outstanding                  16,112            15,917
                                                                     ==========         =========

Formula Book Value per share of Redeemable Common Stock              $     6.68         $    6.05
                                                                      ==========         =========

       [1] After adjusting for currency translation as specified in the Company's bylaws of $3,602 in 1999 and $3,956 in 1998.

In view of the Company's obligation to repurchase its Redeemable Common Stock, the Securities and Exchange Commission requires that the redemption value of outstanding shares be classified as Redeemable Common Stock and not be portrayed as permanent capital. The changes in this balance for the three years ended June 30, 1999 were as follows:

                                             Number of       Redeemable
                                              Shares         Common Stock
                                           -------------    --------------
Balance at June 30, 1996                    18,261,963    $    90,214

Redemption of shares                        (3,258,203)       (16,604)

Issuance of shares                           3,126,670         15,414

Adjustment of redemption value for
  change in Formula Book Value per share            --          7,067
                                           -----------    -----------

Balance at June 30, 1997                    18,130,430    $    96,091

Redemption of shares                        (2,410,425)       (13,141)

Issuance of shares                             196,752          1,005


Adjustment of redemption value for
  change in Formula Book Value per share            --         12,341
                                           -----------    -----------

Balance at June 30, 1998                    15,916,757    $    96,296

Redemption of shares                        (2,361,542)       (15,124)

Issuance of shares                           2,557,201         15,451

Adjustment of redemption value for
  change in Formula Book Value per share            --         11,008
                                           -----------    -----------

Balance at June 30, 1999                    16,112,416    $   107,631
                                           ===========    ===========

The Company sponsors a Stock Purchase Plan ("SPP") which allows virtually all associates to become shareholders. During 1999, the Company received $15,451,000 from the sale of 2,557,201 shares of stock under the SPP. There was no formal stock sale in fiscal year 1998, although for the fiscal year ended June 30, 1998, the Company received $1,005,000 from the sale of 196,752 shares of stock outside of the SPP. During fiscal year 1997, the Company received $15,414,000 from the sale of 3,126,670 shares of stock under the SPP. During 1997, the Company paid each associate purchasing stock $0.50 per share, resulting in expense of $1,300,000.

NOTE 11 - INCOME TAXES

The provision for income taxes is based upon reported income before income taxes and includes deferred income taxes resulting from differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The Company measures deferred taxes by applying currently enacted tax laws, recognizes deferred tax assets if it is more likely than not that a benefit will be realized, and provides a valuation allowance on deferred tax assets to the extent that it is more likely than not that a benefit will not be realized.

The components of the continuing operations income tax provision before minority interest and discontinued operations include:

                                         Year Ended June 30,
                                     1999        1998        1997
                                ---------------------------------------
Current tax expense:
        U.S                        $ 10,817    $  9,972    $  8,370
        State and local               4,050       3,324       2,773
        Foreign                       3,877       1,820       1,484
                                   --------    --------    --------
                                     18,744      15,116      12,627
                                   --------    --------    --------

Deferred tax (benefit) expense:
        U.S                          (5,776)       (337)     (4,188)
        State and local              (1,407)     (1,706)     (1,507)
        Foreign                        (113)         61       2,138
                                   --------    --------    --------
                                     (7,296)     (1,982)     (3,557)
                                   --------    --------    --------

Total provision for income taxes   $ 11,448    $ 13,134    $  9,070
                                   ========    ========    ========

Deferred income tax assets (liabilities) included in the consolidated balance sheets at June 30, 1999 and June 30, 1998 are comprised of the following:

                                                     June 30,
                                                 1999         1998
                                            --------------------------
Cash method of accounting for U.S. income
     tax purposes                              $     --    $(15,561)
Difference between book and tax depreciation         --      (1,987)
Foreign temporary difference                     (2,595)       (914)
                                               --------    --------

     Gross deferred tax liabilities              (2,595)    (18,462)

Cash method of accounting for U.S. income
     tax purposes                                 3,744          --
Difference between book and tax depreciation      3,202          --
Accrued retirement benefits                      37,137      39,255
Amortization of deferred rent                     5,697       6,794
Foreign temporary difference                      6,367       3,092
Foreign net operating loss carryforwards          1,989       4,942
Discontinued operations exit costs                7,230      19,559
Other                                               317           2
                                               --------    --------
     Gross deferred tax assets                   65,683      73,644
                                               --------    --------
     Deferred tax assets valuation allowance     (6,882)     (6,271)
                                               --------    --------
     Net deferred tax asset                    $ 56,206    $ 48,911
                                               ========    ========

The Company has foreign tax credit carryforwards for U.S. tax purposes of $305,000. At June 30, 1999, the Company has unused loss carryforwards for tax purposes in various jurisdictions outside the U.S. amounting to $6,352,000, of which $4,350,000 can be indefinitely carried forward under local statutes. The majority of the remaining loss carryforwards will expire, if unused, after the end of fiscal year 2002. The valuation allowance applies to the tax effect of the foreign net operating loss carryforwards ($1,944,000), the tax effect of certain foreign temporary expenses ($4,563,000) and foreign tax credit carryforwards and other items ($375,000) for which realizability is considered uncertain.

The net change in the valuation allowance of $611,000 in fiscal year 1999 and $2,569,000 in fiscal year 1998 is due primarily to the tax effect of the change in realizable foreign net operating losses, foreign tax credits and non-deductible foreign expenses.

Domestic and foreign components of income before taxes, minority interest and discontinued operations for each of the three years ended June 30 are as follows:

                                 1999        1998        1997
                                 ----        ----        ----

          Domestic             $ 15,203    $(47,435)   $ 14,861
          Foreign                 8,597       4,469       6,757
                               --------    --------    --------

                               $ 23,800    $(42,966)   $ 21,618
                               ========    ========    ========

The reported income tax provision for continuing operations differs from the amounts that would have resulted had the reported income before income taxes been taxed at the U.S. federal statutory rate. The principal reasons for the differences between the actual amounts provided and those which would have resulted from the application of the U.S. federal statutory tax rate are as follows:

                                                              Year Ended June 30,
                                                          1999        1998        1997
                                                     ----------------------------------------
Calculated income tax provision at U.S.
     federal statutory tax rate of 35%                  $  8,330    $(15,038)   $  7,507
Increase (reduction) resulting from:
        Non-deductible compensation expense                   --      24,467          --
        Results of non-U.S. affiliates taxed at other
             than statutory rates                           (377)       (324)       (463)
        Losses of non-U.S. affiliates for which no
             current benefit is available                    881         852         599
        State income taxes, net of federal tax
              benefit                                      1,207       1,618       1,266
        Non-deductible amortization and other
              expenses                                       849         758         700
        Tax credits                                           --        (353)       (888)
        Other                                                558       1,154         349
                                                        --------    --------    --------

Income tax provision                                    $ 11,448    $ 13,134    $  9,070
                                                        ========    ========    ========


NOTE 12 - NON-RECURRING COMPENSATION CHARGE

In accordance with generally accepted accounting principles, the Company has recorded a charge against operating results of $69,906,000 in 1998 as compensation expense. This charge arises because the Company changed the method of calculation of its Formula Book Value during 1998, through a shareholder vote, to eliminate from the Formula Book Value calculation the effect of the charge taken for discontinued operations resulting from the discontinuation of the Company's Benefits Administration Outsourcing Business.

The non-recurring compensation charge does not represent a call against Company resources and will not recur unless the Company modifies its Formula Book Value calculation again. The Company has separately disclosed in the Statement of Operations the amount of the charge so that readers of the financial statements may consider its effect on earnings and infrequent nature. Excluding this charge, income from continuing operations for the Company in 1998 would have been $13,700,000 compared to the reported net loss from continuing operations.

NOTE 13 - SEGMENT INFORMATION

In fiscal year 1999, the Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Company is primarily organized geographically and has seven reportable segments:

     (1)     U.S. East
     (2)     U.S. Central
     (3)     U.S. West
     (4)     Asia/Pacific
     (5)     Canada
     (6)     Latin America
     (7)     Data Services

The Company evaluates the performance of its segments and allocates resources to them based on net operating income. Prior year data has been restated to be consistent with current year classifications for comparative purposes.

The table below presents specified information about reported segments as of and for the year ended June 30, 1999 (in thousands):

                             U.S.       U.S.        U.S.        Asia/                    Latin       Data
                            East       Central      West       Pacific      Canada      America     Services      Total
                            ----       -------      ----       -------      ------      -------     --------      -----
External fees            $ 150,959   $ 130,568    $ 54,496    $ 44,404    $   36,515   $  5,691    $  12,796   $ 435,429
Intersegment fees           37,738      24,369     18,957        4,284         5,010      1,424          329      92,111
Net operating income        45,287      27,087      1,236        7,085         3,488        223        3,736      88,142
Interest expense             1,158         856        471           17           300         98            5       2,905
Depreciation &
  amortization               5,950       4,414      3,351        1,281         1,186        143          185      16,510
Receivables                 47,198      39,905      18,730       12,729       12,491      2,527            -     133,580
Income from affiliates                                                                                             2,524


The table below presents specified information about reported segments as of and for the year ended June 30, 1998 (in thousands):

                            U.S.        U.S.        U.S.        Asia/                    Latin        Data
                            East       Central      West       Pacific      Canada      America     Services      Total
                            ----       -------      ----       -------      ------      -------     --------      -----
External fees            $ 129,337   $ 125,639   $ 68,076    $  38,429    $  36,221    $  6,062    $  13,004    $ 416,768
Intersegment fees           28,187      15,296     14,210        3,945        4,443       1,153          249       67,483
Net operating income        28,286      25,127     10,476           65        4,315         574        3,742       72,585
Interest expense               963         710        494           33          314          68           14        2,596
Depreciation &
  amortization               5,801       3,758      2,822         1,458       1,077         149          166       15,231
Receivables                 36,044      33,113     21,375        11,719      11,992       2,097            -      116,340
Income from affiliates                                                                                                258

The table below presents specified information about reported segments as of and for the year ended June 30, 1997 (in thousands):

                            U.S.        U.S.        U.S.        Asia/                    Latin        Data
                            East      Central      West        Pacific      Canada      America     Services      Total
                            ----      -------      ----        -------      ------      -------     --------      -----

External fees           $ 126,077   $ 121,613   $ 63,989     $  45,468    $ 34,743     $  5,024    $  12,062   $ 408,976
Intersegment fees          17,518      12,739      8,002         2,851       2,789          784          573      45,256
Net operating
   income                  18,169      26,797     11,595         5,162       2,595          225        3,146      67,689
Interest expense            1,165         799        322            10         262           35           17       2,610
Depreciation &
   amortization             5,838       3,555      2,353         1,599       1,006          132          193      14,676
Receivables                34,042      32,416     15,134        17,821      10,812        2,345            -     112,570
Income from
   affiliates                                                                                                        105


Information about interest income and tax expense is not presented as it is not produced internally.

A reconciliation of the information reported by segment to the consolidated amounts follows for the years ended June 30:

                                                                          1999         1998        1997
                                                                       ---------    ---------    ---------
FEES:

Total segment external and intersegment fees                           $ 527,540    $ 484,251    $ 454,232
Reimbursable expenses not included in segment fees                        30,426       28,686       30,091
Other, net                                                                (1,106)        (277)       2,179
                                                                       ---------    ---------    ---------
Consolidated fees                                                      $ 556,860    $ 512,660    $ 486,502
                                                                       =========    =========    =========

NET OPERATING INCOME:
Total segment income                                                   $  88,142    $  72,585    $  67,689
Non-recurring compensation charge                                             --      (69,906)          --
Sublease loss                                                               (341)        (790)     (12,107)
Income from affiliates                                                     2,524          258          105
Differences in allocation methods for depreciation,
   G&A and pension costs                                                   1,277       (6,208)       3,913
Gain on sale of business units                                             2,723        3,093           --
Discretionary payments                                                   (67,194)     (37,400)     (34,703)
Other, net                                                                (3,331)      (4,598)      (3,279)
                                                                       ---------    ---------    ---------
Consolidated pretax income (loss) from continuing operations           $  23,800    $ (42,966)   $  21,618
                                                                       =========    =========    =========

INTEREST EXPENSE:

Total segment expense                                                  $   2,905    $   2,596    $   2,610
Differences in allocation method                                            (259)         172       (1,104)
                                                                       ---------    ---------    ---------
Consolidated interest expense                                          $   2,646    $   2,768    $   1,506
                                                                       =========    =========    =========



DEPRECIATION & AMORTIZATION:
Total segment expense                                                  $  16,510    $  15,231    $  14,676
Capitalized software amortization, not allocated to segments                  --       12,267        9,451
Goodwill amortization, not allocated to segments                           1,568          549          695
Differences in allocation method and other                                (2,830)      (3,053)      (2,728)
                                                                       ---------    ---------    ---------
Consolidated depreciation and amortization expense                     $  15,248    $  24,994    $  22,094
                                                                       =========    =========    =========

RECEIVABLES:
Total segment receivables                                              $ 133,580    $ 116,340    $ 112,570
Net valuation differences and receivables of discontinued operations       2,286       13,056       11,191
                                                                       ---------    ---------    ---------
Total billed and unbilled receivables                                    135,866      129,396      123,761
Assets not reported by segment                                           178,094      138,914      208,017
                                                                       ---------    ---------    ---------
Consolidated assets                                                    $ 313,960    $ 268,310    $ 331,778
                                                                       =========    =========    =========


The following represents total fees and long lived assets information by geographic area as of and for the years ended June 30:

                                         Fees                              Long Lived Assets
                         ---------------------------------        -----------------------------------
                            1999        1998         1997             1999         1998         1997
                            ----        ----         ----             ----         ----         ----

United States           $ 464,521    $ 424,246    $ 395,351        $ 105,481    $  95,617   $ 156,692
Foreign                    92,339       88,414       91,151           25,794       20,731      17,781
                        ---------    ---------    ---------        ----------   ----------  ---------
                        $ 556,860    $ 512,660    $ 486,502        $ 131,275    $ 116,348   $ 174,473
                         ==========  ==========  ==========        =========    =========   =========


Fee revenue is based on the country of domicile for the legal entity which originated the fees. Exclusive of the United States, fees from no single country constituted more than 10% of consolidated revenues. Fees from no single customer constituted more than 10% of consolidated revenues.

NOTE 14 - RELATED PARTY TRANSACTIONS

In connection with the contractual servicing of the Retained Clients (as defined in Note 16 of this report) which continued through September 1998, Wellspring provided the services to those clients on behalf of the Company. Expenses charged to the Company by Wellspring for such services for fiscal 1999, 1998 and 1997 were $11,600,000, $41,811,000 and $40,313,000, respectively. The Company's obligation to service the Retained Clients ceased in fiscal year 1999 and there were no amounts due to Wellspring at June 30, 1999, compared with $1,186,000 at June 30, 1998.

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a defendant in certain lawsuits arising in the normal course of business, some of which are in their earliest stages. Management currently foresees no material liability to the Company resulting from such litigation, and management believes that the Company carries adequate insurance, above reasonable deductibles, or has appropriately accrued against any foreseeable outcome of such litigation.

As of June 30, 1999, the Company and its affiliates had outstanding letters of credit of $2,225,000.

The Company continues to guarantee certain leases for office premises and equipment for Wellspring. Minimum remaining payments guaranteed under these leases at June 30, 1999 total $59,800,000, which expire at various dates through 2007. These leases are also jointly and severally guaranteed by the Company's former partner in Wellspring, State Street. The estimated loss from the potential exercise of these guarantees has been included in the loss on disposal of the Benefits Administration Outsourcing Business.

Anticipated commitments of funds for fiscal year 2000 are estimated at $30,100,000, which includes expected purchases of fixed assets and an installment payment during the fiscal year related to the purchase of one consulting operation. The Company expects operating cash flows to provide for the Company's cash needs.

NOTE 16 - DISCONTINUED OPERATIONS

During the third quarter of fiscal year 1998, the Company discontinued its Benefits Administration Outsourcing Business, including its investment in its affiliate Wellspring Resources LLC ("Wellspring"), pursuant to a Redemption, Restructuring, and Indemnity Agreement ("the Restructuring Agreement") by which Wellspring redeemed the Company's 50% interest in Wellspring effective April 1, 1998. The restructuring effected, pursuant to the Restructuring Agreement, the implementation of a discontinuation plan approved by the Company's Board of Directors on February 18, 1998. Under the Restructuring Agreement, certain outsourcing contracts retained by the Company when Wellspring was initially formed in 1996 ("Retained Clients") would continue to be performed until their respective contract expirations.

In connection with the restructuring, the Company agreed to indemnify Wellspring for certain costs and losses as a result of services provided by Wellspring on the Company's behalf. Further, the Company was released from certain liabilities relating to the Wellspring business in connection with the redemption.

In 1998, the Company recorded a pre-tax loss on discontinuation of $109,800,000, which included the $45,200,000 write-off of its investment in Wellspring, a $14,000,000 write-off of net capitalized software development costs for the Retained Clients and a $50,600,000 provision for completion of any obligations to clients, vendors or its former venture partner.

In October 1998, the Company consummated agreements with the remaining Retained Clients, Wellspring, and its former venture partner to transfer operating responsibility for these clients to Wellspring, clarifying the remaining future obligations and costs related to the discontinuation. Management believes that savings of $25,000,000 compared with initial estimates made in the third quarter of fiscal 1998 and $15,000,000 from the amount provided at June 30, 1998 will be realized from these events. The Company reduced the amount of its provision for losses from disposal of the Benefits Administration Outsourcing Business in the second quarter of fiscal year 1999. A credit to income of $15,000,000, less the associated tax expense of $6,322,000, is reflected in the Consolidated Statement of Operations for fiscal year 1999 in the line "Adjustment (loss) on disposal of discontinued Outsourcing Business".

WATSON WYATT & COMPANY
CAPITAL STOCK AND ITEMS OF INTEREST TO SHAREHOLDERS

DESCRIPTION OF CAPITAL STOCK. The following statements include brief summaries of certain provisions contained in Watson Wyatt's Restated Certificate of Incorporation and bylaws, copies of which may be obtained from the Secretary of the Company upon request. Watson Wyatt's Common Stock is the only stock of the Company. The holders of Common Stock do not have preemptive rights. Each share entitles its holder to one vote on all matters that are submitted to the shareholders. All Watson Wyatt stock is subject to restrictions, as described in "Restrictions on Transfer of Watson Wyatt Stock," which follows.

RESTRICTIONS ON TRANSFER OF WATSON WYATT STOCK. Watson Wyatt restricts ownership of its stock to active employees, outside directors, persons or entities designated by the Board of Directors with which the Company has a business affiliation, and the employees of such entities.

Stock restrictions are embodied in the Watson Wyatt bylaws. The bylaws provide that any holder of Watson Wyatt securities may not in any way either encumber or dispose of shares of Watson Wyatt stock except as set forth in the bylaws. Before any holder of Watson Wyatt stock may encumber or dispose of any such securities, the holder must first give Watson Wyatt notice in writing at least 120 days prior to the proposed encumbrance or disposition, stating in detail all the information with respect thereto, including the proposed consideration to be received. Watson Wyatt then has the option to purchase the stock or to designate other eligible persons or entities as purchasers ("Eligible Purchasers"). To the extent that the Company or Eligible Purchasers do not purchase such stock so offered within the prescribed time period, the shareholder may sell or otherwise dispose of the shares within a 30-day period, but the stock restrictions will apply against the shares in the hands of such purchaser or other transferee.

Upon termination of a shareholder's employment with Watson Wyatt for any reason (including retirement, death and voluntary or involuntary termination), bankruptcy of a shareholder or the imposition of any lien or attachment on shares of Watson Wyatt stock, all such shares owned by such shareholder, including any and all shares held for the benefit of such holder in any trust or personal holding corporation or any similarly approved entity in which Watson Wyatt securities are permitted to be held for the benefit of shareholders, are deemed to be offered to the Company or designated Eligible Purchasers in accordance with the price and other terms of repurchase previously set forth, except that Watson Wyatt will be obligated to purchase all shares of stock if the designated Eligible Purchasers fail to purchase the shares. The purchase price to Watson Wyatt or to the designated Eligible Purchasers of shares of its stock is calculated based upon the Formula Book Value (as defined in the bylaws) per share of Common Stock as of the last day of Watson Wyatt's fiscal year coincident with or preceding the date of retirement, death, termination or notice of intent to sell, pursuant to Article 9 of the bylaws.

Shares of Common Stock of the Company are valued according to a formula set forth in the Company's bylaws. The bylaws currently define the Formula Book Value of Common Stock ("Formula Book Value") as the Net Book Value of the Company's Common Stock as of June 30, 1996, increased or decreased by net income or losses, and all other GAAP basis increases or decreases to Net Book Value occurring after June 30, 1996, and adjusted to (i) spread the economic impact of certain real estate sublease losses over the remaining life of the sublease; and
(ii) eliminate annual changes in the Currency Translation Adjustment ("CTA") occurring after June 30, 1996; and (iii) eliminate the after-tax increases or decreases in Net Book Value recorded in accordance with GAAP as a result of the Discontinuation of the Outsourcing Business. Formula Book Value is determined by the independent certified public accountants of the Company from the Company's consolidated financial statement prepared on an accrual basis in accordance with generally accepted accounting principles as certified by such accountants, except as described above. Such determinations are conclusive and binding upon the Company and all holders of stock.

The preceding describes the principal restrictions and limitations on the transfer of Watson Wyatt stock, but in the event of any conflict between this description and the Restated Certificate of Incorporation or the bylaws, the applicable provisions of the Restated Certificate of Incorporation and/or the bylaws will control.

A copy of the bylaw provisions containing the Company's stock restrictions may be obtained from the Secretary of the Company, and this discussion is qualified in its entirety by reference to such provisions.

MARKET INFORMATION AND HOLDERS. There is no established public trading market for the Company's Common Stock, nor is any likely to develop under the Company's current bylaws, since the transferability of all shares of the Company's Common Stock is restricted as previously described. As of October 1, 1999, there were 1,954 registered holders of the Company's Common Stock. Formula Book Value per share as of June 30 in fiscal years 1995 through 1999 is presented elsewhere in this Annual Report.

DIVIDENDS. Under the Company's credit facility (see Note 9 of Notes to the Consolidated Financial Statements, included in this Annual Report), the Company is required to observe certain covenants (including requirements as to minimum net worth) that affect the amounts available for the declaration or payment of dividends. Under the most restrictive of these covenants, approximately $20.3 million was available for the declaration or payment of dividends as of June 30, 1999. The declaration and payment of dividends by the Company is at the discretion of the Company's Board of Directors and depend on numerous factors, including, without limitation, the Company's net earnings, financial condition, availability of capital, debt covenant limitations, and other business needs of the Company and its subsidiaries and affiliates. Historically, while the Company's performance would have permitted the payment of dividends, the Company has chosen not to declare dividends every year since fiscal year 1991.

ANNUAL MEETING OF SHAREHOLDERS. The 1999 Annual Meeting of Shareholders will be held on November 19, 1999, at 8:30 a.m., local time, at The Palliser, in Calgary, Alberta, Canada.

FORM 10-K. A copy of the Company's Annual Report on Form 10-K (which has been filed with the SEC) will be available for review in each Watson Wyatt office to any shareholder upon request or will be provided to any shareholder sending a written request to the Secretary at the address below.

FOR INFORMATION. Questions concerning shareholder accounts should be addressed to Watson Wyatt & Company, Office of the Secretary, 6707 Democracy Boulevard, Suite 800, Bethesda, Maryland 20817, (301) 581-4600.

BOARD OF DIRECTORS

The Board of Directors of the Company currently consists of the following individuals, whose terms shall continue until the 1999 Annual Meeting of Shareholders, to be held on November 19, 1999. At that meeting, shareholders will vote on a slate of 14 nominees to the board.

                                                                       Number of Outstanding
                                                                       Shares of Common Stock
Name                                                                   Beneficially Owned at 10/1/99

Thomas W. Barratt
Vice President and Central Regional Manager                                             89,000

Paula A. DeLisle
Vice President and Managing Consultant, Hong Kong                                       53,900

David B. Friend, M.D.
Vice President and Eastern Regional Manager                                             71,000

John J. Haley
President and Chief Executive Officer                                                  227,749

Ira T. Kay
Vice President and North American Director of the Human Capital Group                   80,525

Brian E. Kennedy
Vice President, Managing Director, Canada and Managing Consultant, Toronto              50,000

Eric P. Lofgren
Vice President and Global Director of the Benefits Consulting Group                    109,365

Robert D. Masding(1)
Senior Partner, Watson Wyatt Partners                                                        0


R. Michael McCullough
Retired Chairman, Booz, Allen & Hamilton                                                 7,500

Gail E. McKee
Vice President and Managing Consultant, Southern California                             27,375

John A. Steinbrunner
Vice President and Central Region Retirement Practice Leader                           103,191

A. Grahame Stott
Vice President and Managing Director, Asia/Pacific Region                              134,000

Total                                                                                  953,605
                                                                                       =======



     (1) Watson Wyatt Holdings Limited, which is wholly owned by Watson Wyatt Partners, a U.K. partnership in which Mr. Masding is a senior partner, owns 361,000 shares of the Company's Common Stock.

OTHER EXECUTIVE OFFICERS OF THE COMPANY
Walter W. Bardenwerper, Vice President, General Counsel and Secretary Peter L. Childs, Controller
Carl D. Mautz, Vice President and Chief Financial Officer
Eric B. Schweizer, Treasurer

COMMITTEES OF THE BOARD
Executive Committee
Brian E. Kennedy, Chair
John J. Haley
Ira T. Kay
John A. Steinbrunner
A. Grahame Stott

AUDIT COMMITTEE
Brian E. Kennedy, Chair
Paula A. DeLisle
R. Michael McCullough
Sylvester J. Schieber*

COMPENSATION AND STOCK COMMITTEE
Thomas W. Barratt, Chair
Paula A. DeLisle
Ira T. Kay
Kevin L. Meehan*
John A. Steinbrunner

FINANCE COMMITTEE
David B. Friend, Chair
Walter W. Bardenwerper*
Elizabeth M. Caflisch*
Carl D. Mautz*
Eric P. Lofgren
A. Grahame Stott

PRESIDENT'S PAY COMMITTEE
R. Michael McCullough, Chair
Thomas W. Barratt
Brian E. Kennedy

HUMAN RESOURCES COMMITTEE
Gail E. McKee, Chair
Martin J. K. Brown*
David P. Marini*
Marcia W. Marsh*
J.P. Orbeta*
Charles P. Wood, Jr.*

*nondirector member

CONSULTING OFFICES

AFRICA
Harare

ASIA-PACIFIC
Auckland
Bangkok
Beijing
Colombo
Sri Lanka
New Delhi
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Seoul
Shanghai
Singapore
Sydney
Taipei
Tokyo
Wellington

CANADA
Calgary
Montreal
Ottawa
Toronto
Vancouver

EUROPE
Amsterdam
Barcelona
Birmingham

Bristol
Brussels
Dublin
Dusseldorf
Edinburgh
Eindhoven
Leeds
Lisbon
London
Madrid
Manchester
Milan
Munich
Paris
Redhill
Reigate
Rome
Rotterdam
Stockholm
Welwyn
Zurich

LATIN AMERICA
Bogota
Buenos Aires
Kingston
Mexico City
San Juan
Sao Paulo

UNITED STATES
Atlanta
Boston
Charlotte
Chicago
Cleveland
Columbus
Dallas
Denver
Detroit
Grand Rapids
Honolulu
Houston
Irvine
Lake Oswego, OR
Los Angeles
Marlborough, MA
Memphis
Miami
Minneapolis

Morristown, NJ
New York
Philadelphia
Phoenix
Portland
Richmond
Rochelle Park, NJ
St. Louis
San Diego
San Francisco
Santa Clara
Seattle
Stamford
Washington, D.C.

DIVISIONS AND SUBSIDIARIES
People Management Resources
Research and Information Centers
Watson Wyatt Data Services
Watson Wyatt Investment Consulting

CORPORATE OFFICES          Bethesda, MD, USA
                                    1-800-388-9868

                                    Reigate, England
                                    44-1737-241144

                                     Copyright (C) 1999, Watson Wyatt Worldwide
                                                            All rights reserved.